04035028

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Electrocomponents PLC

*CURRENT ADDRESS

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34672 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/29/04





Do great things


0,01 µF ± 5%
Un = 3000 V-
Urms = 750 V~
-40..+85°C
GPE/LS



AR/S
3-31-04


3M
Re
Mount
C size
1.5 Volt

Electrocomponents distributes a wide range of products to development and maintenance engineers in all types of businesses around the world. We offer our customers unrivalled choice, support and reliability underpinned by an unrelenting commitment to service. This is reflected in our continued financial success.

Our strategy is simple: to exceed the expectations of customers everywhere with our service levels and product offer; to exploit new opportunities through electronic trading; to develop new markets by rolling out our business model worldwide; and we do all of this with the support of our established process infrastructure and expertise.

Chairman's letter

DEAR SHAREHOLDER

Results overview

It is a pleasure to report that the Group's performance has benefited from the investments in previous years and the recent strengthening of our markets. The year's results also demonstrate the inherent quality and attraction of the Group's business model, with sales growing by 0.9% to £759.3m and profits by 1.1% to £106.9m (on a like-for-like basis).

Notable features of the year's performance are:

a) Strong growth in Allied and Japan

b) The launch of a same-day despatch offer in Shanghai in China

c) Rapid growth of e-Commerce sales, which now represent 17% of Group sales (13% at the end of last year).

The Groupwide Processes continue to deliver cost and service advantages to all our operating companies, enabling us to build operational gearing.

The Board has conducted a penetrating review of the strategy and the long term prospects for the Group. This has reaffirmed its view that 'The Prize' concept and its attraction for value creation is realistic.

Dividend

The Board recommends that the final dividend be increased by 7.2% to 12.6p, giving 18.2p for the year, a 7.1% annual increase.

Though the reported earnings per share (before amortisation of goodwill) of 17.5p do not fully cover the recommended total dividend, dividend growth this year is underpinned by the cash generation of our businesses and is covered by free cash flow. The Board's dividend decisions continue to be based on such considerations, together with its assessment of the Group's medium term growth opportunities which we believe will increase the dividend cover over time.

Board and Employees

David Winterbottom will be retiring at the AGM after 13 years as a Non-Executive Director. His career with Electrocomponents has overseen many changes resulting in the focused international Group that we are today. Throughout his career with Electrocomponents, he has been a bulwark of shareholder interests. We wish him and his wife, Gillian, many happy years of well-earned retirement.

Upon David's retirement, Nick Temple, the longest serving UK based director, will become the Company's Senior Independent Director. The search for David's replacement has commenced, and it is anticipated that an appointment will be made during this year.

The Board has met eleven times in the year, including full Board visits to Allied in Fort Worth, Texas and to RS UK in Corby. These visits are an important part of the Board process and provide a valuable insight into the front line operations of the Group.

The executive team has focused resources on driving growth in the business through service. These efforts have not only returned the business to growth overall but have reaffirmed our service leadership, as assessed by customers. Outstanding service is delivered by all our people, each making their individual contribution, and I would like to express the Board's thanks for all their hard work and attention to detail. Our reputation in the market places that we serve is hard won, and the greater challenge is to maintain and indeed improve these standards in tough, demanding markets. The employees of your company have achieved these objectives in an exemplary manner.

Outlook

The encouraging trends of the second half have continued since the year end, supported by the improved market confidence reflected by the Purchasing Managers' Indices. Nevertheless continued caution remains appropriate.

We remain firmly committed to the successful execution of our strategy and generating the high returns for shareholders that will result.

Bob Lawson



It is a pleasure to report that the Group's performance has benefited from the investments in previous years and the recent strengthening of our markets. The year's results also demonstrate the inherent quality and attraction of the Group's business model, with sales growing by 0.9% to £759.3m and profits by 1.1% to £106.9m (on a like-for-like basis).

History

Radiospares was formed in 1937 in London selling spare parts for radios. Since then our product range has expanded considerably and we now supply over 300,000 electrical, electronic, mechanical, health and safety and information technology products to customers worldwide. Radiospares later changed its name to RS Components Ltd.

In 1967 it was floated on the London Stock Exchange as Electrocomponents plc. In 1984 a distributor was acquired in Ireland. Continental European expansion began in 1990 with the launch of operations in France and Austria. Organic growth through the 1990s led to operations also being launched in Germany, Italy, Spain, Scandinavia, and the Benelux countries.

The launch of RS Australia continued the Group's worldwide expansion. Since then the Group has expanded into Taiwan, New Zealand, India, Singapore, South Africa, Chile, Hong Kong, China, Malaysia, and the Philippines.

RS Japan was started in 1999 at a planned cost of £30m.

Allied Electronics was acquired in 1999 and trades in the USA and Canada.

Structure

Our Group structure comprises RS operating companies in 24 countries supported by a range of Group processes. This matrix structure allows us to use the same business model in all countries and allows all companies to benefit from the same expertise in product buying and selection, catalogue management, information services and supply chain support. Our Allied businesses in North America share a similar business model.

Buying

Our relationship with our suppliers is vital in allowing us to maintain the high standards of product availability and supply that our customers both expect and demand. Through our Product Management process we purchase over 300,000 products from more than 3,000 suppliers throughout the world. Our Supply Chain process is then responsible for ensuring that adequate stocks are maintained in all of our warehouses throughout the world.

Selling

The personal relationships that we build and maintain with our customers are vital. Our customers come from every sector of the economy. We use catalogues, e-Commerce and CD-ROMs to sell to over 1.5m customers worldwide. In addition, our highly trained staff are able to offer advice on which products are the best for a particular need and to ensure that they are delivered reliably and quickly.



Our e-Commerce trading platform launched in 1998 now accounts for 17% of Group sales. Customers are able to purchase from websites in 16 languages in 66 countries.

An improved version of our PurchasingManager™ application was launched during the year and there are now 800 accounts using this application, designed to allow our customers greater control of their purchasing function.

Where we are, worldwide



RS businesses:
United Kingdom

Rest of Europe
France
Germany
Italy
Austria
Spain
Republic of Ireland
Denmark
Sweden
Norway
The Netherlands
Belgium

Japan

Rest of World
Australia
China
Hong Kong
Singapore
South Africa
Taiwan
Malaysia
New Zealand
Philippines
India
Chile

Allied Electronics:
United States
Canada

Small volume purchases

All organisations have smaller volume needs that arise for a variety of reasons, usually based on a product or service requirement. We seek to serve these smaller volume needs, which typically consist of small quantities of a lot of varied products, arising on an ad-hoc basis. We do not primarily seek to serve regular purchases of the same product.

Consumers of small volume purchases are more sensitive to service than to price. In addition to the product itself, our customers require: time saving; ease in finding products and information on them; fast delivery; reliability; and responsive and convenient service.

The nature of small volume needs drives high transaction costs: typically similar to the value of the order itself in processing costs alone in the UK, plus any costs arising from disruption if critical components are not available.

Customers can and do use RS to fulfil their needs across many commodity groups. They buy many different products infrequently and in small volumes. For a typical large company with many end-user customers, over 70% of products bought in one year were purchased only once in the year, with less than 0.5% being purchased more than 10 times. The average order value across the RS businesses is only about £80.

The RS value proposition

The services that we provide to our customers are reflected in the price of our offer. Customers buying their small volume purchases from RS will create value and lower transaction costs.

This extra value to our customers allows our businesses to make higher gross margins. For larger volume distributors, profit typically consists of low gross margins and high stock turn. For us it is a higher margin on a lower stock turn, which ensures ready availability of a wide product offer. Our expertise in small order fulfilment and growth in market experience allows us to increase this stock turn in each business over time.

An indicator of our service capability is orderfill, which is the percentage of orders (usually consisting of about four product lines) fulfilled by same day despatch, usually for next day delivery. Orderfill levels are around 95% in our largest markets, and typically over 90% in our other businesses.

The nature of small volume order fulfilment leads to us having a large number of customers as well as a wide range of products in stock. Our businesses must support tens of thousands of orders per day with hundreds of thousands of items in stock. To do this we have established responsive information systems, comprehensive catalogue management techniques, and have in-depth fulfilment know-how. Over many years we have grown an extensive network of close supplier relationships. Our RS brand is trusted by customers because of the excellent service, proven over many decades.

All this has required significant investment which we have made consistently throughout our long history. Would-be new entrants face considerable barriers because of the front-end investment needed to meet service level requirements. These barriers to entry are firmly established in the UK, and we are building them rapidly in all our other markets.

Allied

Our Allied business has a similar value proposition to that of our other companies but operates in the more competitive market in North America.



There are at least five categories of purchasing requirement that we satisfy:

- maintenance and repair (including service industries);
- research & development, design and prototype development;
- small volume production of highly customised products;
- servicing and installation of other products; and
- other general purpose product needs which are not part of large volume orders.





High transaction costs of small volume orders
Customer needs
Small orders
Many different products purchased infrequently
Low repeat orders
Wide range of product technologies purchased
Average order value
Number of different products
Economic implications for customers
100%
100%
20%
80%
High volume
Small volume
Product value
Transaction cost
RS value proposition
An unrivalled range of products, all in stock for immediate delivery. We're fast and dependable every time
We're responsive and easy to deal with – a convenient one stop shop to save you money every time
We save you money by reducing your purchasing costs

Expanding within our markets

The 'Market penetration' chart illustrates the scale of the opportunity in each of our geographic regions. We take RS UK's current sales compared to UK Gross Domestic Product (GDP) as our benchmark. Our potential market is proportionate to the GDP in the countries in which we operate: we use GDP because our offer is taken up and valued, not just by the manufacturing sector, but by all sectors of an economy. This has been demonstrated in the UK, where about 50% of our customers are not in the manufacturing sector. The UK market continues to grow and our potential for growth in the UK is still significant.

Scale benefits

As our businesses grow in their markets over time, economies of scale are realised and local costs reduce relative to sales. Marketing costs per customer, such as catalogue costs, decrease as the number of customers and their purchasing frequency grows.

The 'Scale curve' chart shows how local business costs as a percentage of sales fall as sales increase. With consistent gross margins across the business, this trend translates into higher contribution margins and hence profit growth ahead of sales over time. The local costs of RS UK are about 20% of sales at the current sales level. All our other businesses have lower sales and so are higher on the curve. They are all managed down the scale curve.

Products and services growth

When we enter a new market, our offer is initially based on electronic and electrical products. When we have a deeper understanding of our customers' requirements we extend this range. In the UK for instance, we offer product areas ranging from health and safety to information technology, hydraulics, tools and technical books, all in response to customer demand.

The loyalty of our customers is built on the quality, breadth and reliability of our services. Loyalty is measured by the frequency with which customers buy from us, and it increases as the business grows and we are able to offer new services. Breadth of purchase is another important indicator of our success, as we encourage our customers to increase the range of products that they buy from us.

Strategy in action

Profits continue to grow ahead of sales in Europe, as illustrated by the chart below. In addition, Japan has continued to show high growth relative to the economy and this has led to it achieving break even during the year.



We have tested a same day despatch service in the Shanghai area and customers have received this well. A full launch in Shanghai took place in April 2004.

Scale curve


Local costs as a % of sales
Manage down
40
%
20
0
1
10
100
1000
£m Turnover

RS Rest of Europe – Six year reported results


£m Turnover
250
150
100
50
0
241.1
99
00
01
02
03
04
60
50
30
20
10
0
£m Contribution



Our processes

Product Management: identifies and selects products to be sold by the Group and purchases them in the most effective manner.

Supply Chain: is responsible for the logistics of product supply, including management of all stocks. The team works to maximise stockholding efficiencies and the local businesses' ability to meet customer order demand.

Facilities: develops our warehousing capacity and properties internationally, providing the integrated logistics requirement for the Group together with the Supply Chain.

Media Publishing: provides the central expertise for design, production and effectiveness of all media.

e-Commerce: is responsible for developing and co-ordinating business-to-business e-Commerce across the Group.

Information Systems: is responsible for the integrity of our systems and for all hardware, software and systems development, and innovation.

Human Resources: supports the recruitment, development, motivation, and retention of senior employees, in order to ensure the availability of skills to meet business needs.

Finance: provides guidance and support for forecasting, measuring and reporting business performance, and includes tax, treasury and operational audit.

Legal and Company Secretarial: provides expertise and control to ensure conformance to international and local laws and regulations.

Our suppliers

Suppliers acknowledge the key role that Electrocomponents plays as a demand creator for their products and as the critical channel for accessing customers internationally.

We have developed a systematic approach to managing our supplier relationships by adopting best practice and by exploiting our international sourcing capabilities.

Portfolio Management: Managing a range of over 300,000 products requires experience and market knowledge to ensure that we have the optimal offer for our customers. Our suppliers represent the leading brands and sources in the business-to-business market and provide invaluable help by working with our product teams to select ranges that build demand.

Supplier Management: With over 3,000 suppliers across the Group we have analysed and segmented our supplier base to ensure resource is aligned to the potential of the supplier. Supplier management is about building partnerships with suppliers embracing all elements that are important to mutual profitability.

Co-operation: We work together on marketing and promotional developments with many suppliers to expand our mutual markets.

Demand Creation: Electrocomponents' suppliers recognise the Group strengths of our global customer reach, marketing capability, leading edge channels to market, technical support and high service.

Our supplier relationships are also critical to Supply Chain where we manage the process from order to receipt of stock. We have established recognised leadership in our logistics capabilities.



Belden Wire & Cable's link with RS Components stretches far beyond the conventional manufacturer distributor relationship.

It's a five-year-old partnership built on two-way communication and a willingness to align business strategies for growth. As a sophisticated distributor of Belden's industrial and media cabling, RS Components places orders through electronic data interchange and products are delivered labelled and packaged to specific requirements.

Belden has put together a dedicated key account management team that is focused on addressing critical areas such as service levels, product sales, marketing support and target markets.



Product Management
Supply Chain Facilities Media Publishing
Operating companies
e-Commerce
Information Systems + Human Resources + Finance + Legal and Company Secretarial

Our opportunity for profitable growth is huge. The realisation of this potential is known internally as The Prize. In order to achieve this we focus on four key areas:

1. Developing new products and services

The experience gained from creating the high service distribution business in the UK is embedded in our strategy. We are also taking our best practices from our other businesses to continually develop and extend the range of services and products we offer. By diversifying into new product areas we add new customers and by deepening our knowledge of customer needs we are able to extend our services and increase customer loyalty.

2. Opportunities in e-Commerce

We see e-Commerce as a means of offering customers ever higher service levels. Business-to-business Internet trading is a major focus for us: our initiatives include providing trading websites in all our markets, e-Purchasing capabilities and establishing marketing agreements with recognised portals. PurchasingManager™ is a recently established internally developed service, free to larger account customers, which combines ease of purchasing for end users with tight controls for their managers. Because of their confidence in our brands, content, and fulfilment record, customers are using this channel in rapidly growing numbers.

3. Developing our markets worldwide

The proven effectiveness of our business model has opened up many opportunities for high service distribution in new geographical markets. By sharing best practice we are confident that our businesses can reach the same size, relative to their local economies, as RS has achieved in the UK and with similar levels of profitability. Considerable opportunity remains in the UK itself, though the market is more developed.

UK: The RS UK business is generating growth by further development of its customer base. We estimate that this penetration is low even in the manufacturing sector and very low in services.

Continental Europe: The combined economies of France, Germany, Italy and the smaller countries present us with an opportunity several times larger than the UK, so our strategy is to view Europe as a market with many common products and services.

North America: We gained a leading position in this well developed market in 1999 through the acquisition of Allied Electronics. Electrocomponents has invested to improve the levels of service offered by Allied, while other initiatives are under way to mutually share the experiences across businesses. In this market we see opportunities for growth through market consolidation as we displace smaller competitors, and by some product expansion.

Japan: Before we rolled out our RS model into Japan in 1999, the concept of small order high service distribution did not exist. Customers are proving very receptive, which confirms our view that this market has excellent growth potential. RS has no significant competitors in Japan.

Asia: We are creating the high service distribution market across Asia with Singapore as our regional hub. The launch of our Same Day Offer in Shanghai has enhanced our Chinese offer.

4. Groupwide Processes

By leveraging off our infrastructure and common processes we have been able to expand globally and accelerate the development of all our businesses. We can enter new markets with unmatched levels of service and confidence and at much lower cost than our competitors, and we can disseminate best practice around the Group quickly.



RS technical helpline.
Now nothing can hold you back.
Do great things
RS

A press advertisement from RS UK's high profile 'Do great things' marketing programme.

'Do great things' is about our customers and about our role in helping them to do a great job by providing world class services, free technical help and a great product range. Using RS saves our customers time and money.

- The largest Information Systems projects remain the Europe and Asia Enterprise Business System (EBS) projects. EBS was implemented in South Asia in March 2003 followed by France in June 2003 and Australasia in October 2003



Our business opportunity
Sell more
o penetration of business
o breadth of purchase
Sales growth
% of product supplied
Acquire more customers
Number of businesses with small volume industrial product need

Operating and financial review

OPERATING REVIEW

Introduction

For much of the year trading has been tough but the Group has returned to growth and has continued to invest in its businesses. The Enterprise Business System (EBS) was implemented successfully in France, South Asia and Australasia. We continued to develop our e-Commerce functionality leading to good growth and proven incremental sales. We increased investment in sales activities and marketing to drive higher sales. In the second half of the year, market conditions improved and our sales, profit and cash flow performance benefited. Sales growth rose towards the end of the year, most notably in North America and the UK, and the Group exited the year growing at about 5%.



Richard Butler, Chief Process Officer; Ian Mason, Group Chief Executive; Jeff Hewitt, Deputy Chairman and Group Finance Director

Group results

Group	2004	2003
Turnover	**£759.3m**	£743.7m
Operating profit*	**£108.3m**	£102.1m
Operating profit	**£98.1m**	£90.8m
Interest	**(£1.4m)**	(£1.2m)
Profit before tax*	**£106.9m**	£100.9m
Profit before tax	**£96.7m**	£89.6m
Earnings per share*	**17.5p**	16.5p
Earnings per share	**15.1p**	13.9p
Dividend per share	**18.2p**	17.0p
Key statistics	**2004**	**2003**
Gross margin %	**53.8%**	52.7%
Operating return on sales %*	**14.3%**	13.7%
Effective tax rate %*	**29.0%**	29.0%
PBT on net assets*	**30.9%**	26.0%
Growth %	**2004**	**2003**
Turnover	**2.1%**	(2.1%)
Operating profit*	**6.1%**	(6.1%)
Profit before tax*	**5.9%**	(4.4%)
Earnings per share*	**6.1%**	(4.6%)
Dividend per share	**7.1%**	6.9%

*Before amortisation of goodwill

Group turnover increased by 2.1% (reported) to £759.3m. Before goodwill amortisation, operating profit rose 6.1% to £108.3m, profit before tax rose 5.9% to £106.9m and earnings per share increased 6.1% to 17.5p. After goodwill amortisation, earnings per share rose 8.6% to 15.1p.

Exchange rate movements had a notable impact on Group turnover and profit in the year, with the strengthening Euro overcoming the impact of the weakening US Dollar. At constant exchange rates, the sales increase would have been £9.7m less and the operating profit increase £2.3m less. After adjusting for exchange rates, trading days and the withdrawal from the specialist telecommunications supply activity in the United Kingdom in 2002/03, like-for-like sales grew by 0.9% and operating profit by 1.4%.

The performance in the second half was much stronger than in the first: like-for-like sales grew 2.2% in the second half but declined 0.4% in the first half; like-for-like the operating profit grew 11.3% in the second half versus a 9.4% decline in the first half.

The gross margin was 53.8%, up 1.1 percentage points on last year. In the first half, the increase against the first half of last year was 0.9 percentage points to 53.5% and, in the second half, the increase was 1.1 percentage points to 54.0%. The Group manages carefully all the elements of gross margin, including discounts and sales credits, rather than just selling prices and cost prices. We have continued to take action on some elements that increase the gross margin, but in other areas, where effective for sales growth, we have reduced margins. The gross margin increase this year was lower than in 2002/03 and, as we continue to invest in sales growth, we anticipate that overall gross margin increases will slow.

Sales and marketing costs were increased by £3.7m over last year, particularly in the UK and the US, as we continued to invest in growing the businesses.

Process costs were £77.8m or 10.2% of sales, compared to £74.6m and 10.0% respectively last year. Before the impact of projects, these costs are expected to flatten and then decline as a percentage of sales over time. The implementation of the EBS projects in Europe and Asia has resulted in increased cost and higher depreciation charges of £8.6m, an increase of £4.1m. After adjusting for these costs, activity withdrawal costs last year and higher pension contributions, Process costs declined to 9.0% of sales from 9.2%.

Reported operating margins (before amortisation of goodwill) increased to 14.3% from 13.7%, although the like-for-like increase was much smaller (from 14.2%). In overall terms, the increase in gross margin offset the selling, marketing and systems cost increases.

The interest charge of £1.4m was £0.2m higher than last year, mainly due to changes in interest rates. Consequently, profit before tax and goodwill was £106.9m, a reported increase of 5.9%, but like-for-like the increase was 1.1%. The tax rate of 29%, based on profit before tax and goodwill amortisation, was the same as last year.

In accordance with FRS10, the £214.8m (at acquisition exchange rates) of goodwill that arose on the acquisition of Allied is being written off over 20 years. Taken together with the amortisation of goodwill on another small prior year acquisition, the total goodwill amortisation in the year was £10.2m.

Profit before tax and after goodwill amortisation was £96.7m and the effective tax rate on this profit was 32.1%. After tax, the profit for the year amounted to £65.7m, up 9.0%. Earnings per share before goodwill warehouse in Germany, whilst in 2003/04 there has been the disruption of the EBS implementation in France with a similar profit impact.

We remain confident of the growth potential of this region and that it will continue to be an important component of the successful execution of the Group's strategy.

North America

Allied North America	2004	2003
Sales	**£102.8m**	£103.4m
Adjusted sales growth	**9.7%**	(0.4%)
Contribution	**£13.3m**	£14.4m
Contribution %	**12.9%**	13.9%

Having experienced a lengthy and deep electronics recession, Allied is now starting to benefit from the continuing investments made in its sales, marketing and customer service activities. Sales in Allied grew by 9.7% (adjusted to constant exchange rates) although the weakness of the US Dollar resulted in a reported decline in Sterling of 0.6%. Allied grew by 4.2% in the first half before accelerating to 15.2% in the second half of the year, with an exit rate of around 20%.

e-Commerce in Allied is under review and we believe that there are significant opportunities for improvement.

Allied has an extensive national branch network of about 60 offices. Allied has rolled out its 'Customer First' programme during the year to increase sales effectiveness and this has had a positive impact. The initiative included: targets for customer numbers and gross margins; local sales initiatives; training; and an improved structure of commissions. It was also supported by increased marketing programmes to build more awareness of the Allied offer.

In the October 2003 edition, the catalogue format and content were improved to make the catalogue more user-friendly and customers responded well. The catalogue production system was also improved to make the content management process more effective. The combination of the new catalogue and the sales activities helped drive the second half sales growth.

Allied has worked increasingly closely with both existing suppliers and new ones to broaden its product offer in certain areas and to provide deeper ranges in others. The recent buoyancy of demand is leading to some lengthening of lead times but Allied's strong supplier relationships should stand it in good stead.

The contribution margin fell to 12.9% from 13.9% last year. In the first half, the contribution margin was 11.3% but this improved with the stronger sales in the second half of the year to 14.5%. The gross margin fell by about two percentage points, mainly in the first half, due to the growth of 'not in catalogue' sales, the introduction of higher ticket price products at lower gross margins and the greater emphasis on price negotiation in the order taking process. The gross margin stabilised in the second half at about 38% and is expected to improve as the experience from Europe in improving gross margin is applied.

Japan

RS Japan	2004	2003
Sales	**£14.4m**	£11.3m
Adjusted sales growth	**28.4%**	31.6%
Contribution	**£0.0m**	(£3.3m)

Sales grew by 28.4% (adjusted for trading days and at constant exchange rates) to £14.4m with a second half growth rate of 27.4%. The Japanese market environment was weak for much of the year, but targeted actions in marketing and e-Commerce generated the good growth. Customer numbers grew by 13%.

e-Commerce is becoming the most important way to market in Japan. Sales through e-Commerce are now 43% of total sales, up from 35% at the end of last year and grew by 59% over last year.

The business broke even for the year at the contribution level, in line with the original plan, following its first monthly break even in September 2003. A successful and profitable business has been established: we are confident that RS Japan will grow to be a major contributor to the Group.

Rest of World

RS Rest of World	2004	2003
Sales	**£40.0m**	£37.8m
Adjusted sales growth	**2.8%**	5.7%
Contribution	**£4.0m**	£2.4m
Contribution %	**10.0%**	6.3%

Sales in Rest of World grew by 2.8% (adjusted for trading days and at constant exchange rates). There were many negative external pressures, including the SARS epidemic in Asia, that made for a difficult trading environment during the year. China was the exception, with very high economic and manufacturing output growth rates.

Sales in China, including Hong Kong, grew by 9.4% (adjusted). During the year, the Same Day Offer (SDO) project was developed in the Shanghai area. The key customer benefit is that we can now despatch the product on the day the customer makes the order. This allows delivery the next day or soon after. This has required considerable preparation and the co-operation of customs and VAT officials and bankers. The SDO procedures were tested thoroughly from August 2003 and demonstrated good customer reaction and high sales growth. The full launch in the Shanghai area took place in April 2004 and rollout to other regions in China is being considered for later in 2004/05. The SDO project has been supported by additional marketing expenditure and stock. Enhanced e-Commerce capability was also successfully introduced into China.

During the year, however, sales in China have been constrained by the continued tightness of import regulations, particularly product safety compliance restrictions (Compulsory Product Certification System) and the more rigorous application of the Metrology Law (in which products that measure have to be calibrated in China). We work continually with our suppliers to meet these regulations and will not sell products that do not conform, but this compliance takes time. Our operations in China broke even in the year, though the further development of the SDO project may require some additional investment.

Product Management

The total number of products on sale through RS and Allied worldwide is approximately 300,000. Product Management has to ensure that the product selection for each market matches customer requirements. Range effectiveness is a continued focus, to ensure that the product offer in each category is credible and comprehensive.

Supplier relationships are increasingly important and many more joint activities have been developed. Our suppliers recognise that we can be an important part of their sales and marketing efforts. In the light of new regulations suppliers are becoming more aware of the damage that can be done to their brands unless they maintain tight controls. We continue to invest considerable time and resources in making sure we understand all of the evolving compliance requirements in the markets we serve, so that we can support our customers and suppliers. In Europe, the Restriction of Hazardous Substances Directive, which will take effect in July 2006, is already starting to have an impact on the demand for electronic components. Similar regulations apply in other markets.

Media Publishing

The Media Publishing Process manages and delivers all the major media for the Group: catalogues, 'specialogues', CD-ROMs and websites.

An area of significant change has been the catalogue frequency. Following customer research, Italy moved to an annual catalogue in 2002/03, accompanied by increased investment in direct marketing activity such as 'specialogues' and France followed suit in 2003/04.

We continue to invest heavily to develop more effective customer media. During the year, the catalogue was extensively redesigned to ensure the indices and the layout facilitate more easy location of products. The CD in the UK has been upgraded and now mirrors the layout on the website. This new form CD will be rolled out to other markets. A large exercise was undertaken to develop the quality and quantity of our product data and information, which will support future media developments.

An increasingly efficient desktop publishing team now enables the internal production of highly effective market communications, ranging from 'fliers' to 'specialogues'. Most critically, 'time to market' has been dramatically reduced and, by sharing across more than one market where appropriate, the unit costs are also reducing.

Group Facilities

The warehouses in Germany, Italy, Japan and Spain that were developed during the last two years are all operating efficiently. The Group is now in a position where there is sufficient static and dynamic capacity to last for a number of years and no substantial investments are foreseen. Upgrading has continued to take place, for example, there has been investment in our UK sites to enhance the security and workflow procedures.

FINANCIAL REVIEW

Turnover and profit have been reviewed in the section on Group results, above.

Cash flow and balance sheet	2004	2003
Decrease in stocks	**£1.0m**	£2.7m
Increase in debtors	**(£8.4m)**	(£0.2m)
Increase in creditors	**£10.9m**	£9.9m
Working capital	**£3.5m**	£12.4m
Operating cash flow	**£134.8m**	£133.6m
Capital expenditure	**(£22.8m)**	(£31.3m)
Free cash flow	**£83.0m**	£68.2m
Net debt	**(£34.5m)**	(£46.9m)

Key statistics	2004	2003
Stock turn	**2.7**	2.6
Trade debtor days	**52.8**	49.4
Trade creditor days	**43.9**	38.7

Operating cash flow was £134.8m, up from £133.6m last year. Cash conversion remained high as operating cash flow was 124.5% of operating profit, before amortisation of goodwill (2002/03: 130.9%).

Working capital inflows amounted to £3.5m compared to £12.4m last year. The higher sales were largely supported by maintained stock levels, hence the increase in stock turn to 2.7x from 2.6x last year. Debtors increased by £8.4m and trade debtor days were 52.8, largely due to the acceleration of sales at the end of the year. The cash inflow from creditors was £10.9m and trade creditor days were 43.9, as a result of increased stock purchases required to support the higher demand at the end of the year. In 2004/05, there will be a build up of about £20m of additional stock to support the systems implementations and this will be retained for part of 2005/06.

Free cash flow increased by 21.7% to £83.0m mainly reflecting the lower capital expenditure.

Capital expenditure was £22.8m, significantly down from £31.3m last year and £47.2m the year before. Of this, £9.9m was on EBS projects, down from £12.5m last year. The Group has now passed the capital expenditure peaks of the new warehouses and the systems investments. Capital expenditure is expected to remain low in total for the foreseeable future. Capital expenditure as a multiple of depreciation has declined to 1.0x from 1.6x last year and 2.4x the year before. During the year, a building was sold for its book value of £3.1m.

Interest and tax payments amounted to £32.6m. The tax payments were about £2m lower than expected due to tax payment deferrals late in the year which will reverse in 2004/05. The outflow on dividends was £75.4m, up from £70.6m last year. Exchange rate movements benefited net debt by £4.7m to give an overall decrease in net debt of £12.4m to £34.5m.

Gearing improved to 10.0% from 12.1% last year but interest cover (before amortisation of goodwill) declined to 77x from 85x due to the higher interest charge.

The weakening of the US Dollar during the year had a significant exchange rate impact on the balance sheet, particularly on goodwill. The overall translation impact on net assets was to reduce net assets by £29.2m (reduction of £10.8m in 2002/03).

Specific cash flows relating to material transactions in currencies other than the functional currency of the local business are hedged when the commitment is made.

Foreign currency translation exposures are not explicitly hedged, but local currency debt is used where economic and fiscally efficient in the financing of subsidiaries and this provides a partial hedge. This was particularly so of the US Dollar over the year as a large part of the debt of the Group is in US Dollars arising from the acquisition of Allied and the exchange rate movements relating to this debt offset the impact on underlying assets. Treasury guidelines are in place for reviewing the impact of translation exposures should there be any material changes. Note 24 to the Accounts summarises the financial assets and liabilities by major currencies at the year end.

Multi-country cash pooling is in place across the Group with our banks to ensure daily netting of almost all the Group's cash flows in all currencies with consequent improvements in liquidity and reduced interest costs.

At the year end the Group had net debt of £34.5m. Total debt was £107.8m, including £54.5m denominated in US Dollars, £32.4m in Yen and £20.9m in other currencies. Financial assets comprised short term investments of £65.4m and cash of £7.9m. Of total financial assets within net debt, £13.7m were denominated in Euro, £57.0m in Sterling and £2.6m in other currencies. The net interest charge was therefore relatively low compared to net debt. Borrowing requirements are seasonal and peak borrowing during the year was £108.2m. Although net debt declined, total debt and total financial assets both increased during the year following a review of, and a change in, the intercompany financing structure and its consequent management. During the year and at the year end, the Group had just one interest rate swap, which was used to convert a fixed interest rate on a long term debt instrument to floating.

Group policy on investment management is to maximise the return on net funds subject always to the security of the principal and the liquidity of the Group. The Group has established policies to identify counterparties of suitable credit worthiness and has procedures to ensure that only these parties are used, that exposure limits are set and that these limits are not exceeded. Note 24 to the Accounts provides a summary of the deposit structure of the Group at the year end.

The Group does not intend to materially change its Treasury policies as a consequence of International Accounting Standard 39 and is now well placed to deal with the accounting requirements of this Standard.

International Financial Reporting Standards

For the year ended 31 March 2006, the Group will report under International Financial Reporting Standards along with all EU listed companies. The Group is currently undertaking an implementation project to ensure that the full impact of the transition is understood. The International Standards are being reviewed and new Group accounting policies are in the process of being developed.

It is not appropriate to indicate the impact on either Group results or shareholders' funds as our detailed analysis is not yet complete. However, the most significant areas of change for the Group include accounting for defined benefit pension schemes, share options, dividends and goodwill.

Summary

Sales and profit growth have been achieved despite trading conditions remaining difficult for much of the year. Our businesses in North America and Japan have grown particularly strongly and the UK has exited the year in growth. e-Commerce has been another area of notable success.

There have been further investments in sales and marketing and also in systems to further drive sales growth. Our systems projects are demanding and require careful risk management. Improvements in gross margin continued but these are now beginning to slow.

Our belief in the potential of the Group remains strong. Sales, profits and cash flows have all increased during the year and our net debt position was significantly better than at the end of last year.

Ian Mason

Richard Butler

Jeff Hewitt

1. R A Lawson MA MBA, Chairman
Bob Lawson, 59, joined as Group Managing Director in April 1991 and was the Group Chief Executive from April 1992. Mr Lawson was appointed as part-time Chairman in November 2001. He is a qualified engineer with a business degree and has worked in several United Kingdom and continental groups. He was Sales Director of RS Components Limited from 1979 to 1987 and then spent five years as Managing Director of Vitec Group plc. He is also part-time Chairman of Hays plc.
(Chairman of the Nomination Committee)(a)

2. I Mason MBA, Group Chief Executive
Ian Mason, 42, joined the Group in February 1995 as Director of Business Development. He was appointed to the Board of Directors in July 2000 as Chief Operating Officer and was appointed Group Chief Executive in July 2001. Previously he worked as a Management Consultant for The Boston Consulting Group.
(Chairman of the Group Executive Directors' Committee)(b)(c)

3. J L Hewitt MA FCA MBA, Deputy Chairman and Group Finance Director
Jeff Hewitt, 56, joined as Group Finance Director in November 1996 from Unitech plc where he was Finance Director. He joined Unitech in 1991 from Coats Viyella plc where he was Group Strategy Director and a Divisional Chairman. He has worked for The Boston Consulting Group and Arthur Andersen & Co. He is also a Non-Executive Director of The Roxboro Group plc.
(Chairman of the Treasury Committee) (b) (c)

4. R B Butler FCIS, Chief Process Officer
Richard Butler, 44, joined the Group as Company Secretary in August 1987 from Bowthorpe Holdings plc, now Spirent plc. He was appointed to the Board in July 2000 and is responsible for all the Group Operational Processes. (b) (c)

5. F D Lennertz Dr.-Ing, Non-Executive Director
Dieter Lennertz, 67, joined as a Non-Executive Director in August 1995. He is a telecommunications engineer who spent three years in the Netherlands and 14 in France working for the European Space Agency. He joined Telenorma GmbH (Bosch Group) in 1983 and until 1995 was Chief Executive of this telecom company. He is currently Chairman or member of various supervisory or advisory boards.
He is a lecturer at the European Business School in Germany. (a) (d)

6. D S Winterbottom FCA FCT FRSA, Senior Non-Executive Director
David Winterbottom, 67, joined as a Non-Executive Director in November 1990. He was Chief Executive of Evode Group plc and is Chairman of Hill & Smith Holdings plc, CPL Industries Ltd and Wightlink Shipping Ltd.
(Chairman of the Audit Committee)(a)(d)(e)

7. K Hamill BA FCA, Non-Executive Director
Keith Hamill, 51, joined as a Non-Executive Director in July 1999. He is Chairman of Luminar plc, Collins Steward Tullett PLC and Travelodge – Little Chef Limited. He has held several senior finance positions, including Finance Director of WH Smith, Forte, and United Distillers. He was also a partner in PricewaterhouseCoopers.
He is Pro-Chancellor of Nottingham University. (a)(d)(e)

8. N J Temple, Non-Executive Director
Nick Temple, 56, joined as a Non-Executive Director in September 1996. He is a Non-Executive Director of Datatec Inc, Datacash Group plc and 4Imprint plc and is Chairman of Fox IT Ltd, Tax Computer Systems Ltd and Retail Business Solutions Ltd. He was Chairman of Blick plc, Chairman and CEO of IBM UK Ltd and Vice-President of Sales and Marketing in IBM Europe, Middle East and Africa. (a)(d)(e)

(Mr Temple will be appointed Senior Independent Director on the retirement of Mr Winterbottom in July 2004.)

9. L Atkinson MA D.Phil, Non-Executive Director
Dr. Leslie Atkinson, 60, joined as a Non-Executive Director in July 2000, having spent most of his career with BP where he became Chairman of BP Asia Pacific. He has also been a member of the UK Government's Central Policy Review Staff, Vice President of the Chamber of Shipping and served on the Board of the Securities and Futures Authority.
His other Non-Executive Directorships include AEA Technology plc and Foreign and Colonial Pacific Investment Trust plc.
(Chairman of the Remuneration Committee)(a)(d)(e)

10. T G Barker MA, Non-Executive Director
Timothy Barker, 64, joined as a Non-Executive Director in July 2000. From 1998 until his retirement in 2000, he was Vice-Chairman of Dresdner Kleinwort Benson and from 1993 of Kleinwort Benson Group plc. In the mid-1980s he was Director General of the City Panel on Takeovers and Mergers. Currently he is Chairman of Kleinwort Benson Private Bank and Robert Walters plc. (a)(d)(e)

(Mr Barker will become Chairman of the Audit Committee on the retirement of Mr Winterbottom in July 2004.)

11. C Carfora FCIS, Company Secretary
Carmelina Carfora, 40, joined the Company in 1989 from BTR plc. She was appointed Company Secretary in September 1996. (b)

a – member of the Nomination Committee
b – member of the Treasury Committee
c – member of the Group Executive Directors' Committee
d – member of the Remuneration Committee
e – member of the Audit Committee

Remuneration Committee Meetings Seven meetings of the Remuneration Committee were held during the year ended 31 March 2004. All members of the Committee attended all meetings, with the exception of one Director, who missed one meeting.

Nomination Committee Meetings During the year ended 31 March 2004, two meetings of the Nomination Committee were held and all members were in attendance.

Chairman and Group Chief Executive

The roles of Chairman and Group Chief Executive are held by different individuals. The division of responsibilities between the Chairman and Group Chief Executive has been clearly established; their responsibilities are set out in writing and have been agreed by the Board.

Directors' interests in shares

The beneficial interests of the Directors in the shares of the Company are set out in the table below. The Directors have no non-beneficial interests.

	31 MARCH 2004	31 MARCH 2003
L Atkinson	**2,260**	2,260
T G Barker	**11,000**	11,000
R B Butler	**38,349**	37,136
K Hamill	**5,183**	5,183
J L Hewitt	**75,382**	75,382
R A Lawson	**403,374**	403,374
F D Lennertz	**8,034**	6,530
I Mason	**37,349**	36,136
N J Temple	**7,040**	7,040
D S Winterbottom	**3,108**	3,108

Notes: As at 31 March 2004 the Electrocomponents Qualifying Employee Share Ownership Trust (the 'Quest') and the Electrocomponents Employee Trust (the 'EET') (together the 'Trusts') held 40,826 and 308,417 shares respectively. Because Executive Directors are potential beneficiaries of the Trusts, they are treated for Company Law purposes as being interested in the shares held in the Trusts.

Directors' interests in Incentive Plans and Share Options are disclosed on page 32.

Up to 20 May 2004 there have been no changes in the Directors' interests or rights to subscribe for shares.

Relations with shareholders

Executive Directors and senior executives have frequent discussions with institutional shareholders on a range of issues affecting the Group's performance, which include meetings following the announcement of the annual and interim results. The Company also has a website (www.electrocomponents.com) which contains up-to-date information on Group activities.

All shareholders, including private investors, have an opportunity at the Annual General Meeting to participate in discussions with the Board on matters relating to the Group's operation and performance. An annual survey is also conducted with a selective group of major shareholders to obtain their views on strategy and performance. The Company seeks to ensure that all Directors, including Chairmen of the relevant Board Committees, are available to answer questions at the Annual General Meeting.

Accountability and audit

In its financial reporting to shareholders and other interested parties, by means of annual and interim results and periodic statements, the Board aims to present a balanced and easily understandable assessment of the Group's position and prospects.

Internal control The Combined Code places a requirement on Directors to review at least annually the effectiveness of the Group's system of internal control and to report to shareholders that they have done so.

With effect from 1 April 2000, an ongoing process of risk management and internal control in accordance with the Turnbull Committee Guidance on internal control has been established across the Group. This includes a formal report to the Board twice each year.

The Board is responsible for the effectiveness of the Group's system of internal control. The system of internal control has been designed and implemented to meet the particular requirements of the Group and the risks to which it is exposed. The internal control system can provide reasonable but not absolute assurance against material misstatement or loss.

The processes to identify, assess and manage the risks to the Group's continued success are an integral part of the system of internal control. These processes include systems to assess operational risks, corporate social responsibility, the monthly forecasting procedure, the management of key projects and the appointment of senior managers and controls over capital expenditure.

Internal financial controls Internal financial controls represent the systems employed by the Directors to enable them to discharge their responsibility for financial matters. Those responsibilities are noted on page 27. The main financial control elements are described below.

Clear terms of reference set out the duties of the Board and its Committees, with delegation of operating responsibility through the Executive Directors' Committee to management in all locations. Operating company controls are detailed in Group Finance and Group Treasury manuals that specify the controls necessary in identified areas of financial risk. Smaller Group companies are supported by Group, regional and process specialists in key areas.

Financial reporting systems are comprehensive and include weekly, monthly and annual reporting cycles. Monthly management accounts together with updated forecasts are prepared by all operating companies and Groupwide processes. These are compared against previous month forecasts and prior year actuals and variances are reviewed by the Group Executive Management Team, Group Executive Directors' Committee and by the Board. Specific reporting systems cover treasury operations, major investment projects and legal and insurance activities, which are reviewed by the Board and its committees on a regular basis.

The Group has a team of internal operational auditors which has an annually agreed audit programme approved by the Audit Committee. The team reports regularly to the Audit Committee on the results of audits performed and reviews self-certification internal control questionnaires completed by operating management.

Share capital

Full details of share options and shares issued under the terms of the Company's share schemes can be found in note 29 to the accounts on pages 54 and 55.

During the year the Electrocomponents Employee Trust ('EET') purchased no shares, as referred to in note 16.

Political and charitable contributions

The Group made no political contributions during the year. Charitable contributions within the UK amounted to £26,533 (2003: £30,447) and outside the UK amounted to £10,202 (2003: £14,768).

Annual General Meeting

The Notice of the Annual General Meeting, which will be held at 12 noon on Friday 16 July 2004 at the Company's premises, The International Management Centre, 5000 Oxford Business Park South, Oxford, OX4 2BH, is set out on pages 58 and 59.

In addition to conducting the ordinary business, the following special business will be considered:

INCREASE IN DIRECTORS' FEES: To provide for an increase in the maximum aggregate fees payable to Directors from £450,000 to £600,000.

RENEWAL OF DIRECTORS' AUTHORITY TO ALLOT SHARES: This resolution will permit your Directors until 15 July 2009 to allot up to 45,699,239 ordinary shares (approximately 10.5% of the issued share capital as at 20 May 2004, excluding any shares held by the Company in Treasury). The Directors have no present intention of exercising this authority other than in connection with the exercise of options.

RENEWAL OF DIRECTORS' AUTHORITY TO DISAPPLY PRE-EMPTION RIGHTS: This resolution will authorise your Directors until 15 July 2009 to issue shares for cash or sell shares which are from time to time held by the Company in Treasury without pre-emption rights applying, by way of offer to existing shareholders and pursuant to employee share schemes, up to the maximum amount of the allotment authority above and otherwise up to 21,762,332 ordinary shares (being approximately 5% of the issued share capital as at 20 May 2004). The resolution also specifically authorises the use of Treasury shares to satisfy the exercise of any employee share schemes.

RENEWAL OF DIRECTORS' AUTHORITY FOR THE PURCHASE BY THE COMPANY OF ITS OWN SHARES: This resolution will authorise market purchases of up to 43,524,665 ordinary shares (being approximately 10% of the issued share capital as at 20 May 2004), subject to a maximum price of 105% of the average of the market values of the shares for the five business days preceding any purchase and a minimum price of 10p per share. The Directors will only exercise this authority when satisfied it is in the best interests of shareholders and that any purchase will have a beneficial impact on earnings per share, having first considered other investment opportunities open to the Company. Your Directors expect to ask shareholders to approve renewal of the authority each year. 19,054,106 options to subscribe for ordinary shares were outstanding as at 20 May 2004, representing 4.38% of the issued share capital. If this resolution is passed and the full authority to buy back shares is used, then outstanding options to subscribe for ordinary shares will represent 4.86% of the issued share capital.

Listed companies are now permitted, subject to certain restrictions, to hold their own shares which they purchase in Treasury for resale or transfer at a later date, rather than being obliged to cancel them. If the Company were to purchase any of its own shares pursuant to the authority referred to above, it would consider holding them as treasury stock provided that the number does not at any time exceed 10% of the Company's issued share capital. This would provide the Company with additional flexibility in the management of its capital base.

As at 20 May 2004, the Company held no ordinary shares in Treasury.

By order of the Board
Carmelina Carfora
Company Secretary
26 May 2004

Directors' responsibility for the financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the requirements of the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and the Group and to prevent and detect fraud and other irregularities.

Options over a total of 6,452,956 ordinary shares in the Company were granted on 16 June 2003. These options were granted at an exercise price of 349p per share.

TSR performance is measured over a minimum period of three years from the date of grant but, if the target is not met at all, the period is extended to four and then five years from a fixed base. Once the target has been met in part, however, performance will not subsequently be retested and the unvested part of the option will lapse. If the target has not been met at all at the end of five years, the option will lapse.

For performance at or below median, no part of the option will vest. 25% of the option will vest for performance of one position above the median with full vesting if the Company is ranked first in the comparator group selected. Between those two levels, the option will vest on a sliding scale.

The comparator group for the grants made in 2002 and 2003 comprised:

Arrow Electronic Industries Inc
Avnet Inc
Brambles Industries plc
Buhrmann NV
Daetwyler Holdings AG
Grainger (WW) Inc
Hagemeyer NV
Manutan International SA
Misumi Corporation
Premier Farnell plc
Rexel SA
Takkt AG
Wolseley plc

The mix of companies chosen reflects the business and geographic focus of the Group around the world. The Committee reviewed a range of benchmarks but found this comparator group, which includes our closest peers, to be the most appropriate.

It is anticipated that awards will be made in 2004 on the same terms and using the same comparator group. No other long term incentives will be granted in 2004.

Long Term Incentive Plan ('LTIP')

No LTIP awards have been made since June 2001, as it was replaced by the LTIOP. Under the LTIP, Executive Directors were granted an annual award comprising a deferred right to receive a number of ordinary shares in the Company.

Outstanding LTIP awards are subject to a performance condition, set when the award was granted, which determines whether and to what extent the participant receives shares at the end of a period of three years. The Company's TSR performance is measured against that of a comparator group, comprising companies with a similar market capitalisation. No shares are released unless performance is above median performance within the comparator group. In addition, no part of the award is released unless the Remuneration Committee is satisfied that there has been an underlying improvement in the Company's financial performance over the same period. The Committee chose TSR because they felt that it was the most appropriate measure to reflect shareholder interests.

For the 1999 LTIP award, Electrocomponents' TSR performance was ranked 15th out of 38 (against the comparator group at that point in time) as at 4 July 2002, which resulted in 56.7% of the award vesting against the TSR criterion. As described in the 2002 report, retention of the shares released on the vesting of the awards was made subject to continued employment of the participants until June 2005. Details of the shares are disclosed in the Directors' Interests table shown on page 25.

For the 2000 LTIP award, Electrocomponents' TSR performance was ranked 34th out of 42, (against the comparator group at that time) which meant that none of the award vested against the TSR criterion, and the award therefore lapsed.

For the award granted in June 2001, the performance target was based on a three-year comparison of the Company's TSR with that of the companies listed between 76th and 125th by market capitalisation on the London Stock Exchange immediately prior to the date of the award. This was considered an appropriate benchmark for assessing the Company's performance. An award is released in full if the Company is ranked in the top 20% of this comparator group. A ranking at one place above the median level allows 35% of the award to be released with pro-rata vesting between those points. No award is released if the Company is ranked on or below the median.

1988 Executive Share Option Scheme ('ESOS')

Mr Butler, Mr Lawson and Mr Mason hold outstanding options under the ESOS. The last ESOS award was made to the Executive Directors and Chairman in 1995. These options were not subject to performance conditions, in keeping with market practice at the time the scheme was established, but were subject to minimum holding periods of three, five or seven years before they could be exercised. No further awards will be granted under this scheme.

Savings Related Share Option Scheme

Executive Directors can participate in the Savings Related Share Option Scheme which is open to all UK employees or, if appropriate, the International Savings Related Share Option Scheme. Performance conditions have not been imposed as they are not permissible under UK Inland Revenue rules for this type of scheme.

Electrocomponents Group Pension Scheme ('the Scheme')

Executive Directors participate in the Scheme, which provides defined benefits on retirement. Pensionable salary is limited to basic salary, excluding all bonuses and other benefits. The pension accrual rate for Executive Directors is one-thirtieth for each year of service, subject to Inland Revenue restrictions.

Normal retirement age for Executive Directors is 60. The Scheme is a funded pension arrangement providing a pension on retirement of up to two-thirds of pensionable earnings, or the 'earnings cap' if lower. No actuarial reduction will be applied to pension benefits accrued prior to 1 April 2003 if retirement is from age 55 or later. In the event of death before retirement, a capital sum equal to four times basic salary is payable together with a spouse's pension of two-thirds of the member's prospective pension at age 60 and children's pensions if appropriate. In the event of death in retirement, a spouse's pension of two-thirds of the member's pre-commutation pension is payable. Pensions in payment or in deferment are guaranteed to increase annually in February by the lesser of 5% or the increase in the RPI. Additional increases are payable at the discretion of the Company and the Trustee of the Scheme.

Performance review (not subject to audit)

The following graph shows the five year Total Shareholder Return ('TSR') performance of the Company relative to both the comparator group used for the 2002 and 2003 LTIOP grants and the FTSE All Share Index. These indices were chosen because they provide a comparison of the Company's performance against the comparator group chosen for the awards made under LTIOP, the Company's main share incentive scheme, and a broad equity market index.

Brambles Industries plc and Takkt AG who are part of the comparator group became listed companies on 31 August 2001 and 30 September 1999 respectively. They have only been included in the comparator group from these dates.

Value of £100 invested in Electrocomponents on 31 March 1999 vs. LTIOP Comparator Group and the FTSE All Share Index



Electrocomponents
LTIOP Comparator Group
FTSE All Share
200
180
160
140
120
100
80
60
40
Mar 99
Mar 00
Mar 01
Mar 02
Mar 03
Mar 04

The TSR of Electrocomponents' shares was 0.8% p.a. over the period compared with 1.1% p.a. for the LTIOP comparator group and -1.5% p.a. for the FTSE All Share Index.

Directors' Remuneration for the year ended 31 March 2004

Salary, Annual Bonus and Other Benefits (audited)

	SALARY 2004 £	SALARY 2003 £	IN LIEU OF PENSION 2004 £	IN LIEU OF PENSION 2003 £	BENEFITS 2004 £	BENEFITS 2003 £	BONUS 2004 £	BONUS 2003 £	TOTAL 2004c £	TOTAL 2003c £
Emoluments of the Chairman										
R A Lawson	**160,000**	160,000	**0**	0	**23,462**	28,363	**0**	0	**183,462**	188,363
Emoluments of Executive Directors										
R B Butler	**285,500**	278,333	**0**	0	**13,877**	15,096	**50,000**	40,000	**349,377**	333,429
J L Hewitt[a]	**366,000**	352,917	**68,807**	58,937	**23,602**	23,993	**60,000**	50,000	**518,409**	485,847
I Mason[a]	**438,750**	422,083	**54,214**	52,304	**22,076**	27,012	**100,000**	60,000	**615,040**	561,399
– one-off salary supplement			**0**	157,400					**0**	157,400
Totals	**1,250,250**	1,213,333	**123,021**	268,641	**83,017**	94,464	**210,000**	150,000	**1,666,288**	1,726,438
Fees of Non-Executive Directors										
L Atkinson[b]									**35,000**	35,000
T G Barker									**32,000**	32,000
K Hamill									**32,000**	32,000
F D Lennertz									**40,000**	40,000
N J Temple									**32,000**	32,000
D S Winterbottom[b]									**35,000**	35,000
Totals									**1,872,288**	1,932,438

Notes:

a Provision of pension benefits under the Group's approved pension arrangements is restricted for employees joining the Scheme after 1 June 1989. During the year ending 31 March 2004, Mr Hewitt and Mr Mason have elected to receive salary supplements of £68,807 and £54,214 respectively in lieu of the balance of their pension entitlements. In addition, Mr Hewitt also elected to receive payments to a FURB of £101,368 during the year (2003: £338,415 which included a one off contribution of £250,000) as shown in note e on page 30.

b Dr Atkinson, as Chairman of the Remuneration Committee and Mr Winterbottom as Chairman of the Audit Committee, each receive an additional fee of £3,000 per annum.

c No payments were made during the years ending 31 March 2003 or 31 March 2004 in connection with (i) compensation for loss of office or (ii) reimbursable taxable expenses.

Corporate social responsibility

We have long encouraged a social, ethical and environmentally responsible approach to our business activities. This is our second year of formally reporting on our corporate social responsibility policies and performance in accordance with the Association of British Insurers (ABI) guidelines. We are pleased to report progress in a number of areas although progress has not been uniform across the Group. In addition to this formal report, our communications with stakeholders regarding corporate social responsibility (CSR) are supplemented by periodic updates on the www.electrocomponents.com website.

Corporate accountability

The Board has overall responsibility for the Group's CSR policies and performance and Corporate Governance processes. These include well established procedures for the identification, management and control of significant risks to the business. The Chief Process Officer has specific responsibility for CSR, and for ensuring that the associated risks are incorporated into the risk management process on which the Board receives a formal report with periodic updates as required.

Our CSR policies and Guiding Principles are summarised in the Group Policy Manual which is updated annually and issued to the management teams who are responsible for ensuring that employees are familiar with the Group's Guiding Principles. These require each Operating Company and Process to maintain the highest standards of ethical conduct.

Ethical trading

We have a wide supplier base and a large range of products that are sourced worldwide. We provide specific guidance for employees on Ethical Trading in the Group Policy Manual which requires that we do not knowingly trade with suppliers, customers or others whose activities involve unethical practice. The process of 'Ethical Audits' for direct suppliers in developing economies has been underway since 2001 and was updated in 2003 using 'Ethical Trade Initiative' guidelines. Following the implementation of the policy we have re-sourced a number of products as a result.

Environment

We are committed to minimising the impact of our activities on the environment, to continuously improving our environmental performance and to supporting the international commitment towards sustainable development. Our environmental policies require that each Operating Company and Process will:

- provide information and services to enable the proper use and disposal of products;
- wherever possible promote products with low environmental impact;
- as a minimum comply with all local environmental legislation and regulations;
- continuously improve the efficient use of raw materials and energy;
- encourage and support our suppliers in improving their environmental performance; and
- identify the key environmental impacts associated with the Group's business, and work towards reducing these.

We have therefore set ourselves the objectives of reporting at least annually on the Group's environmental performance, to identifying and reporting on our key environmental impacts and to setting realistic targets for improvement in key environmental performance areas.

Environmental management systems

We have developed a generic Environmental Management Standard (EMS) model and benchmarking process to support our businesses in implementing EMS and to the spread of best practice.

We are supportive of our businesses adopting an externally accredited EMS where these provide tangible business and environmental benefits. Businesses in the UK, RS Germany and RS Austria are certificated to the ISO14001 Environmental Management Standard representing 58% of the Group by turnover.

WEEE and RoHS Directives

We have undertaken a comprehensive review of the implications of the Waste Electrical & Electronic Equipment (WEEE) and Removal of Hazardous Substances (RoHS) Directives which are due to become law throughout European Union states from August 2004. We support the Directives' environmental objectives and will make our contribution to achieving these. We have exercised caution on offering generic advice on compliance with new statutory requirements until national legislation in EU Member States has been finalised.

Key Impacts

We have no manufacturing operations so our primary environmental impacts, and those which we can control and influence, are associated with national and international distribution. We believe that by using the Group to source products our customers can reduce overall environmental impact compared with using a more fragmented supply chain.

Packaging and paper consumption We use a variety of materials in transit and product packaging and have adopted a philosophy of 'reduce, reuse and recycle'. For example, we promote the use of reusable plastic 'replenishment modules' (RMs) as transit packaging for stock shipments between suppliers and our warehouses whenever appropriate for the product. Currently 35% of all products delivered to our UK warehouses from suppliers are in RMs thus reducing costs and waste by eliminating the need for transit packaging. RMs are also used for transporting products to our warehouses in Europe, providing efficiencies in stock handling and reducing packaging costs.

Our businesses reuse packaging materials as a matter of course, and recycle them at the end of their useful lives. As part of the ongoing drive to improve recycling efficiencies in the UK businesses, a 29% increase in the tonnage of card and paper recycled was reported.

We provide catalogues and promotional literature to our customers around the world. We manage our paper catalogues to minimise environmental impact and use an optimised grade of paper to help reduce paper consumption and where practicable distribution costs. Paper pulp is obtained from Forestry Stewardship Council (FSC) approved sources. The printing facilities used for the RS catalogues are accredited to ISO14001 and the strict Scandinavian 'Blue Angel' standards for emissions control, or to appropriate local equivalents.

Report of the Auditors

For the year ended 31 March 2004

Independent auditors' report to the members of Electrocomponents plc

We have audited the financial statements of Electrocomponents plc which comprise the Consolidated profit and loss account, the Company and Group balance sheets, the Consolidated cash flow statement, the Consolidated statement of total recognised gains and losses, the Principal accounting policies and notes 1 to 34. We have also audited the information in the Remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report and the Remuneration report. As described on page 27, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 26 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the Remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Remuneration report to be audited.

Opinion

In our opinion:

the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2004 and of the profit of the Group for the year then ended; and

the financial statements and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
26 May 2004

Balance sheets

As at 31 March 2004

	NOTE	GROUP 2004 £M	2003 £M	COMPANY 2004 £M	2003 £M
Fixed assets					
Intangible fixed assets	11	**141.8**	176.6	–	–
Tangible fixed assets	12	**163.3**	170.1	**30.0**	34.4
Investments	14	**1.4**	1.6	**379.1**	394.2
		306.5	348.3	**409.1**	428.6
Current assets					
Stocks	18	**128.7**	134.1	–	–
Debtors	19	**151.6**	146.8	**29.3**	18.1
Investments	20	**65.4**	23.8	**65.4**	23.8
Cash at bank and in hand		**7.9**	2.9	**34.2**	27.5
		353.6	307.6	**128.9**	69.4
Creditors: amounts falling due within one year	21	**(210.0)**	(204.6)	**(200.6)**	(176.5)
Net current assets (liabilities)		**143.6**	103.0	**(71.7)**	(107.1)
Total assets less current liabilities		**450.1**	451.3	**337.4**	321.5
Creditors: amounts falling due after more than one year	22	**(92.8)**	(54.0)	**(78.7)**	(39.3)
Provisions for liabilities and charges	25	**(11.6)**	(9.1)	**(2.4)**	(2.4)
		345.7	388.2	**256.3**	279.8
Capital and reserves					
Called-up share capital	28	**43.5**	43.5	**43.5**	43.5
Share premium account	30	**38.4**	38.3	**38.4**	38.3
Profit and loss account	30	**263.8**	306.4	**174.4**	198.0
Equity shareholders' funds		**345.7**	388.2	**256.3**	279.8

These accounts were approved by the Board of Directors on 26 May 2004 and signed on its behalf by:

J L Hewitt
Deputy Chairman and Group Finance Director

The notes on pages 41 to 56 form part of these accounts.

Principal accounting policies

Basis of preparation
The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Basis of consolidation
All subsidiary accounts are made up to 31 March and are included in the consolidated accounts. The Group accounts comprise the consolidated accounts of the Company and its subsidiaries. A separate profit and loss account is not presented in respect of the Company, as provided by Section 230 of the Companies Act 1985.

Goodwill
Goodwill arising on all acquisitions prior to 31 March 1998 has been written off against reserves. On disposal of a business, the gain or loss on disposal includes that goodwill previously written off on acquisition. Following the introduction of FRS 10 in the year ended 31 March 1999, the Group chose not to restate goodwill that had been eliminated against reserves.

Goodwill arising on acquisitions after 1 April 1998 is capitalised and amortised on a straight-line basis over its estimated useful life, with a maximum of 20 years.

Other intangibles
The cost of acquired intangible assets are their purchase cost together with any incidental costs of acquisition. Amortisation is calculated to write off the cost of the asset on a straight-line basis over its estimated useful life, with a maximum of 20 years.

Investments in subsidiary undertakings
Investments in subsidiary undertakings including long term loans are included in the balance sheet of the Company at the lower of cost and the expected recoverable amount. Any impairment is recognised in the profit and loss account.

Investments in associated undertakings
Investments in undertakings, other than subsidiary undertakings, in which the Group has a substantial interest (20% or more) and over which it exerts significant influence are treated as associated undertakings.

Translation of foreign currencies
Overseas companies' profits, losses and cash flows are translated at average exchange rates for the year, and assets and liabilities at rates ruling at the balance sheet date. Exchange differences arising on foreign currency net investments are taken to reserves. Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains and losses on translation are included in the profit and loss account.

Financial instruments
Gains and losses on hedging instruments are not recognised in the performance statements until the exchange movement on the item being hedged is recognised.

Turnover
Turnover represents the sale of goods and services and is stated net of sales taxes.

Operating expense classification
Cost of sales comprises the cost of goods delivered to customers.

Distribution and marketing expenses include all operating company expenses, together with the Supply Chain, Product Management, Media Publishing, Facilities, Information Systems and e-Commerce process expenses.

Administration expenses comprise Finance, Legal and Human Resources process expenses, together with the expenses of the Group Board.

Pension costs
In the United Kingdom the Group operates a pension scheme providing benefits based on final pensionable pay for eligible employees who joined on or before 1 April 2003. The scheme is administered by a corporate trustee and the funds are independent of the Group's finances. Contributions to the scheme are charged to the profit and loss account so as to spread the cost of pensions over the working lives with the Group of those employees who are in the scheme. There are no significant prepayments or provisions included within the balance sheet. For employees who joined after 1 April 2003 the Group provides a defined contribution pension scheme. In addition to the UK schemes, benefits are provided elsewhere in the Group through defined contribution, defined benefit and government schemes.

The Group has decided not to adopt FRS 17 Retirement Benefits early. The transitional disclosures required by FRS 17 can be found in note 6.

1 Analysis of income and expenditure

This analysis reconciles the Companies Act analysis shown in the Profit and Loss Account to the segmental analysis shown in note 2.

	2004 £M	2003 £M
Turnover	**759.3**	743.7
Cost of sales	**(350.9)**	(351.6)
Distribution and marketing expenses	**(222.3)**	(215.4)
Contribution – before amortisation of goodwill	**186.1**	176.7
Distribution and marketing expenses within process costs	**(68.6)**	(64.4)
Administration expenses – before amortisation of goodwill	**(9.2)**	(10.2)
Groupwide process costs	**(77.8)**	(74.6)
Administration expenses – amortisation of goodwill on the acquisition of Allied Electronics Inc.	**(10.0)**	(11.1)
Administration expenses – amortisation of goodwill on the acquisition of RS Components AS (Norway)	**(0.2)**	(0.2)
Operating profit	**98.1**	90.8

2 Segmental analysis

By geographical destination

		2004 £M	2003 £M
Turnover:	United Kingdom	**348.2**	353.7
	Rest of Europe	**245.0**	227.0
	North America	**102.2**	103.2
	Japan	**14.4**	11.3
	Rest of World	**49.5**	48.5
		759.3	743.7

By geographical origin

		2004 Total sales £M	2004 Inter-segment sales £M	2004 Turnover £M	2003 Total sales £M	2003 Inter-segment sales £M	2003 Turnover £M
Turnover:	United Kingdom	**442.7**	**(81.7)**	**361.0**	445.7	(78.8)	366.9
	Rest of Europe	**247.0**	**(5.9)**	**241.1**	225.7	(1.4)	224.3
	North America	**103.0**	**(0.2)**	**102.8**	103.5	(0.1)	103.4
	Japan	**14.4**	**–**	**14.4**	11.3	–	11.3
	Rest of World	**42.5**	**(2.5)**	**40.0**	38.8	(1.0)	37.8
		849.6	**(90.3)**	**759.3**	825.0	(81.3)	743.7

		2004 £M	2003 £M
Operating profit:	United Kingdom	**117.8**	119.1
	Rest of Europe	**51.0**	44.1
	North America	**13.3**	14.4
	Japan	**0.0**	(3.3)
	Rest of World	**4.0**	2.4
	Contribution – before amortisation of goodwill	**186.1**	176.7
	Groupwide process costs	**(77.8)**	(74.6)
	Amortisation of goodwill – Allied (North America)	**(10.0)**	(11.1)
	Amortisation of goodwill – RS Norway (Rest of Europe)	**(0.2)**	(0.2)
		98.1	90.8

6 Pension schemes

The funding of the United Kingdom defined benefit Scheme is assessed in accordance with the advice of independent actuaries. The pension costs for the year ended 31 March 2004 amounted to £5.7m (2003: £3.9m) reflecting an additional cost of £1.8m following a decision not to reflect the March 2001 surplus in the pension charge during the year. In addition, the contributions paid by the Company to the defined contribution section of the Scheme in the year ended 31 March 2004 amounted to £0.2m.

The most recent valuation (carried out in 2001) adopted a market related approach to funding using the projected unit credit method. The assumptions underlying the calculation of the liabilities were derived by reference to the gross redemption yield on long term gilts in conjunction with a pre-retirement equity enhancement, consistent with market conditions at the time of the valuation.

The principal assumptions applied in the 2001 valuation were therefore as follows:

	PAST SERVICE	FUTURE SERVICE
Investment return:		
before retirement	6.25%	6.50%
after retirement	5.00%	5.25%
Rate of future earnings inflation	4.25%	4.25%
Rate of increase in pensions payment	2.50%	2.50%

At the date of the 2001 valuation, the market value of the assets of the scheme was £169.8m, and the actuarial valuation of the assets covered 115% of the benefits that had accrued to the members after allowing for expected future increases in earnings giving a surplus of £22.1m. The excess assets above the value of the liabilities were being eliminated by means of a reduction in the level of employer contributions to the Scheme. The next valuation will be carried out as at 31 March 2004.

Less formal funding updates are carried out each year and as at 31 March 2003 a deficit of £64.1m was identified. It is expected however, that the forthcoming formal valuation will show that the position will have improved since that review. Under the statutory minimum funding requirement, the position of the Scheme remains good with the funding level being estimated at between 125% and 130% as at 31 March 2004.

In addition to the UK scheme outlined above there are certain pension benefits provided on a defined contribution basis in Australia and North America amounting to £0.7m (2003: £0.7m), on a defined benefit basis in Germany and Ireland amounting to £0.4m (2003: £0.4m), and via government schemes in France, Italy, Denmark and North Asia amounting to £1.8m (2003: £1.6m).

FRS 17 Disclosure

The disclosures required by FRS 17 in the third transitional year of adoption are set out below.

The Electrocomponents Group operates defined benefit schemes in the UK, Germany and the Republic of Ireland. The German scheme is unfunded, in line with local practice. The last actuarial valuation of the UK scheme was carried out as at 31 March 2001 and has been updated to 31 March 2004 by a qualified independent actuary in accordance with FRS 17. The last actuarial valuations of the German and Irish schemes were carried out as at 31 March 2004 by the respective independent scheme actuaries in accordance with the requirements of FRS 17.

The principal assumptions used in the valuations of the liabilities of the Group's schemes under FRS 17 are:

	2004 UNITED KINGDOM	**GERMANY**	**REPUBLIC OF IRELAND**	2003 UNITED KINGDOM	GERMANY	REPUBLIC OF IRELAND	2002 UNITED KINGDOM	GERMANY	REPUBLIC OF IRELAND
Discount rate	**5.40%**	**5.25%**	**5.25%**	5.50%	5.50%	5.50%	6.00%	6.00%	6.00%
Rate of increase in salaries	**4.65%**	**3.00%**	**4.00%**	4.25%	3.00%	4.00%	4.50%	3.00%	3.75%
Rate of increase of pensions in payment	**2.90%**	**2.00%**	**2.00%**	2.50%	2.00%	2.00%	2.75%	2.00%	2.50%
Inflation assumption	**2.90%**	**2.00%**	**2.00%**	2.50%	2.00%	2.00%	2.75%	2.00%	2.50%

The expected long term rates of return on the schemes' assets as at 31 March were:

	2004 UNITED KINGDOM	**GERMANY**	**REPUBLIC OF IRELAND**	2003 UNITED KINGDOM	GERMANY	REPUBLIC OF IRELAND	2002 UNITED KINGDOM	GERMANY	REPUBLIC OF IRELAND
Equities	**7.00%**	**n/a**	**7.30%**	6.75%	n/a	7.40%	7.75%	n/a	8.50%
Corporate bonds	**4.65%**	**n/a**	**n/a**	4.75%	n/a	n/a	n/a	n/a	n/a
Government bonds	**4.00%**	**n/a**	**4.30%**	3.75%	n/a	4.40%	5.25%	n/a	5.50%
Cash	**3.25%**	**n/a**	**n/a**	3.00%	n/a	n/a	4.00%	n/a	n/a
Property	**n/a**	**n/a**	**n/a**	n/a	n/a	n/a	7.75%	n/a	n/a
Other	**n/a**	**n/a**	**5.30%**	n/a	n/a	5.40%	n/a	n/a	6.50%

6 **Pension schemes** (continued)

The amount included within the Group statement of total recognised gains and losses would have been:

	2004 UNITED KINGDOM £M	GERMANY £M	REPUBLIC OF IRELAND £M	TOTAL £M	2003 UNITED KINGDOM £M	GERMANY £M	REPUBLIC OF IRELAND £M	TOTAL £M
Actual less expected return on scheme assets	**25.3**	**n/a**	**0.1**	**25.4**	(48.9)	n/a	(0.4)	(49.3)
– as a % of scheme assets	**14.8%**		**9.1%**		(36.4)%		(36.4)%	
Experience gains and losses arising on the scheme liabilities	**(4.4)**	**0.1**	**–**	**(4.3)**	(1.4)	0.1	–	(1.3)
– as a % of scheme liabilities	**2.0%**	**(2.8)%**	**0.0%**		0.8%	(3.3)%	0.0%	
Changes in assumptions underlying the present value of the scheme liabilities	**(22.1)**	**(0.2)**	**(0.1)**	**(22.4)**	(9.3)	(0.3)	–	(9.6)
Actuarial loss recognised in Group statement of total recognised gains and losses	**(1.2)**	**(0.1)**	**–**	**(1.3)**	(59.6)	(0.2)	(0.4)	(60.2)
– as a % of scheme liabilities	**0.6%**	**2.8%**	**0.0%**		34.1%	6.7%	30.8%	

The movement in deficit during the year would have been:

	UNITED KINGDOM £M	GERMANY £M	REPUBLIC OF IRELAND £M	TOTAL £M
Deficit in scheme at the beginning of the year	(40.2)	(3.0)	(0.2)	(43.4)
Movement in year:				
Current service cost	(8.0)	(0.5)	–	(8.5)
Past service cost	–	–	–	–
Contributions	4.9	0.1	0.1	5.1
Other finance expense	(1.7)	(0.2)	–	(1.9)
Actuarial loss	(1.2)	(0.1)	–	(1.3)
Translation differences	–	0.1	–	0.1
Deficit in scheme at the end of the year	**(46.2)**	**(3.6)**	**(0.1)**	**(49.9)**

7 **Taxation**

Taxation on the profit of the Group	2004 £M	2003 £M
United Kingdom corporation tax at 30%	**33.2**	22.6
United Kingdom deferred taxation	**3.0**	–
Double tax relief	**(12.6)**	(0.8)
	23.6	21.8
Overseas taxation – current	**8.8**	8.4
Overseas taxation – deferred	**(1.4)**	(0.9)
	31.0	29.3

All deferred taxation relates to the origination and reversal of timing differences.

Current tax is reconciled to a notional 30% of profit before taxation as follows:

	2004	2003
Expected tax charge	**29.0**	26.9
Overseas tax rates	**1.1**	1.4
Utilisation of tax losses	**(0.2)**	(2.8)
Creation of tax losses	**3.1**	4.8
Timing differences – capital allowances	**(0.9)**	0.6
Timing differences – goodwill deduction	**(1.2)**	(1.6)
Timing differences – other	**0.9**	1.1
Other	**(2.4)**	(0.2)
	29.4	30.2

12 Tangible fixed assets

Cost	GROUP LAND AND BUILDINGS £M	PLANT AND MACHINERY £M	COMPUTER SYSTEMS £M	TOTAL £M	COMPANY LAND AND BUILDINGS £M	PLANT AND MACHINERY £M	COMPUTER SYSTEMS £M	TOTAL £M
At 1 April 2003	100.2	96.3	97.6	294.1	37.4	8.6	0.5	46.5
Additions	0.2	5.4	17.2	22.8	–	–	0.2	0.2
Disposals	(4.8)	(3.0)	(7.1)	(14.9)	(6.3)	–	(0.2)	(6.5)
Translation differences	(1.5)	(1.3)	(1.6)	(4.4)	–	–	–	–
At 31 March 2004	**94.1**	**97.4**	**106.1**	**297.6**	**31.1**	**8.6**	**0.5**	**40.2**
Depreciation								
At 1 April 2003	19.6	61.9	42.5	124.0	6.1	5.5	0.5	12.1
Charged in the year	2.0	8.3	12.8	23.1	0.5	0.9	–	1.4
Disposals	(1.7)	(2.5)	(6.4)	(10.6)	(3.3)	–	–	(3.3)
Translation differences	(0.3)	(0.9)	(1.0)	(2.2)	–	–	–	–
At 31 March 2004	**19.6**	**66.8**	**47.9**	**134.3**	**3.3**	**6.4**	**0.5**	**10.2**
Net book value								
At 31 March 2004	**74.5**	**30.6**	**58.2**	**163.3**	**27.8**	**2.2**	–	**30.0**
At 31 March 2003	80.6	34.4	55.1	170.1	31.3	3.1	–	34.4

Net book value of land and buildings	GROUP 2004 £M	2003 £M	COMPANY 2004 £M	2003 £M
Freehold land	**11.3**	13.8	**6.4**	6.5
Freehold buildings	**58.2**	60.9	**21.4**	24.8
Long leasehold	**0.6**	0.6	**–**	–
Short leasehold	**4.4**	5.3	**–**	–
	74.5	80.6	**27.8**	31.3
Net book value of plant and machinery				
Plant and machinery	**27.1**	30.4	**2.1**	2.9
Other office equipment	**2.5**	3.0	**0.1**	0.2
Motor vehicles	**1.0**	1.0	**–**	–
	30.6	34.4	**2.2**	3.1
Net book value of computer systems	**58.2**	55.1	**–**	–

All classes of tangible fixed assets are depreciated except for freehold land.

13 Capital commitments

	GROUP 2004 £M	2003 £M	COMPANY 2004 £M	2003 £M
Contracted capital expenditure at 31 March, for which no provision has been made in these accounts	**1.6**	4.5	**–**	–

14 Investments

	GROUP 2004 £M	2003 £M	COMPANY 2004 £M	2003 £M
Subsidiary undertakings (see note 15)	**–**	–	**377.8**	392.7
Associated undertakings	**0.1**	0.1	**–**	–
Investment in own shares	**1.3**	1.5	**1.3**	1.5
	1.4	1.6	**379.1**	394.2

17 Principal subsidiary undertakings and associated undertakings

	PRINCIPAL LOCATION	COUNTRY OF INCORPORATION
Mail order of electronic, electrical and mechanical products		
RS Components Pty Limited*	Sydney	Australia
RS Components GesmbH*	Gmuend	Austria
Allied Electronics (Canada) Inc.*	Ottawa	Canada
RS Componentes Electrónicos Limitada*	Santiago	Chile
RS Components A/S*	Copenhagen	Denmark
Radiospares SAS*	Beauvais	France
RS Components GmbH*	Frankfurt	Germany
RS Components Limited*	Kowloon	Hong Kong
RS Components & Controls (India) Ltd†	New Delhi	India
RS Components SpA*	Milan	Italy
RS Components KK*	Yokohama	Japan
RS Components Sdn Bhd*	Kuala Lumpur	Malaysia
RS Components BV*	Haarlem	Netherlands
RS Components Limited*	Auckland	New Zealand
RS Components AS*	Haugesund	Norway
RS Components (Shanghai) Company Ltd*	Shanghai	People's Republic of China
Radionics Limited*	Dublin	Republic of Ireland
RS Components Pte Limited*	Singapore	Singapore
Amidata SA*	Madrid	Spain
RS Components AB*	Vällingby	Sweden
RS Components Limited	Corby	United Kingdom
Allied Electronics Inc.*	Fort Worth, TX	United States of America
Holding and Management Companies		
Electrocomponents France SARL*	Beauvais	France
Electrocomponents UK Limited	Oxford	United Kingdom
RS Components Holdings Ltd*	Oxford	United Kingdom
Electrocomponents North America, Inc.*	Laytonsville, MD	United States of America

Except as stated below all of the above are wholly owned. Those companies marked with an asterisk are indirectly owned.

The companies operate within their countries of incorporation. RS Components Limited (UK) exports to over 160 countries and operates branch offices in Japan, South Africa, Taiwan, and the Philippines.

RS Components Limited also operates under the names of RS Calibration, RS Mechanical and RS Health & Safety in the United Kingdom.

Notes: † RS Components & Controls (India) Ltd ('RSCC') is a joint venture with Controls & Switchgear Company Ltd, a company registered in India. The authorised share capital of this company is Rs20m, of which Rs18m is issued and owned in equal shares by Electrocomponents UK Limited and its joint venture partner. RS Components Limited supplies product and catalogues to RSCC, while office space and distribution network are provided by Controls & Switchgear. During the year ended 31 March 2004 the Group made sales of £0.5m (2003: £0.5m) to RSCC and supplied catalogues at a cost to RSCC of £0.1m (2003: £0.1m). RSCC is treated in the accounts as an associated undertaking.

18 Stock

	GROUP 2004 £M	2003 £M
Raw materials and consumables	**2.3**	1.7
Work in progress	**2.6**	2.3
Finished goods and goods for resale	**123.8**	130.1
	128.7	134.1

There is no Company stock (2003: nil).

23 Loans	GROUP 2004 £M	2003 £M	COMPANY 2004 £M	2003 £M
Australian Dollar bank loans	**3.6**	2.7	**3.6**	2.6
Euro bank loans	**4.8**	5.0	**–**	–
Hong Kong Dollar bank loans	**3.8**	1.6	**3.8**	1.6
Japanese Yen bank loans	**32.1**	28.7	**32.1**	26.0
New Zealand Dollar bank loans	**0.3**	–	**0.3**	–
Singapore Dollar bank loans	**2.8**	4.4	**2.8**	4.4
South African Rand bank loans	**5.2**	–	**5.2**	–
Swedish Kroner bank loans	**–**	0.1	**–**	0.1
US Dollar bank loans	**54.5**	30.8	**54.5**	30.9
	107.1	73.3	**102.3**	65.6
Amounts falling due within one year or on demand	**(24.2)**	(29.0)	**(23.6)**	(26.3)
	82.9	44.3	**78.7**	39.3
Loans repayable in more than one but not more than two years	**0.6**	39.9	**–**	39.3
Loans repayable in more than two but not more than five years	**80.5**	1.9	**78.7**	–
Loans repayable in more than five years	**1.8**	2.5	**–**	–
	82.9	44.3	**78.7**	39.3

The bank loans are at variable rates of interest and are unsecured.

24 Financial risk management

For the purpose of these disclosures the Group has excluded short term debtors and creditors where permitted by FRS 13, the accounting standard on derivatives and other financial instruments.

Further information on Treasury and financial management is included in the Operating and financial review.

(a) Interest rate risk

The interest rate profile of the Group's financial assets and financial liabilities at 31 March is set out below:

Financial assets	2004 FLOATING RATE FINANCIAL ASSETS £M	FINANCIAL ASSETS ON WHICH NO INTEREST IS RECEIVABLE £M	TOTAL £M	2003 FLOATING RATE FINANCIAL ASSETS £M	FINANCIAL ASSETS ON WHICH NO INTEREST IS RECEIVABLE £M	TOTAL £M
Euro	**13.7**	**0.3**	**14.0**	24.1	0.3	24.4
Sterling	**57.0**	**–**	**57.0**	–	–	–
US Dollars	**0.1**	**–**	**0.1**	2.0	–	2.0
Other	**2.5**	**0.5**	**3.0**	0.6	0.4	1.0
Total financial assets	**73.3**	**0.8**	**74.1**	26.7	0.7	27.4

At 31 March the financial assets of the Group comprised:	2004 £M	2003 £M
Debtors due after more than one year	**0.8**	0.7
Investments	**65.4**	23.8
Cash at bank and at hand	**7.9**	2.9
	74.1	27.4

Floating rate financial assets comprise bank deposits, bearing interest at rates fixed in advance for periods ranging from overnight to 12 months by reference to the relevant inter-bank rate, plus current account cash balances, typically bearing nominal rates of interest.

24 Financial risk management (continued)

Forward foreign exchange contracts	2004 HEDGING TRADING FLOWS £M	2004 HEDGING INTER-COMPANY DEBT £M	2004 TOTAL £M	2003 HEDGING TRADING FLOWS £M	2003 HEDGING INTER-COMPANY DEBT £M	2003 TOTAL £M
Notional principal amounts valued at the contracted rates:						
to sell Sterling and buy foreign currency	**(40.8)**	–	**(40.8)**	(26.7)	–	(26.7)
to buy Sterling and sell foreign currency	**85.9**	–	**85.9**	70.1	4.5	74.6
Total net amount:	**45.1**	–	**45.1**	43.4	4.5	47.9
Unrecognised gains and losses compared to year end rates:						
gains			**3.4**			0.6
losses			**(1.8)**			(4.1)
Total net unrecognised gains (losses)			**1.6**			(3.5)
Fair value at 31 March 2004*			**43.5**			51.4

*Fair value is calculated as the amount of Sterling that would be received if the net amount of foreign currency sold forward was revalued at year end rates.

Throughout the year and as at the year end, the Group had one interest rate swap. This converted fixed interest to floating interest on 7.2m Euro (£5.0m). The unrecognised gain arising on this interest rate swap as at 31 March 2004 was nil (2003: £0.3m).

Gains and losses on hedges	GAINS £M	LOSSES £M	TOTAL NET (LOSSES) GAINS £M
Unrecognised gains and losses at 1 April 2003	0.9	(4.1)	(3.2)
Gains and losses arising in previous years that were recognised in the year ended 31 March 2004	(0.9)	4.1	3.2
Gains and losses arising before 1 April 2003 that were not recognised in the year ended 31 March 2004	–	–	–
Gains and losses arising in the year ended 31 March 2004 that were not recognised in the year	3.4	(1.8)	1.6
Unrecognised gains and losses on hedges at 31 March 2004	**3.4**	**(1.8)**	**1.6**

The unrecognised gains and losses as at 31 March 2004 will be recognised within the next 12 months.

(e) Currency exposures

At 31 March 2004 the Group had no forecast foreign currency exposures for the year ended 31 March 2005 which were not covered by forward foreign exchange contracts (2003: nil).

25 Provisions for liabilities and charges

	GROUP DEFERRED TAXATION £M	COMPANY DEFERRED TAXATION £M
At 1 April 2003	9.1	2.4
Profit and loss account	1.6	–
Translation differences	0.9	–
At 31 March 2004	**11.6**	**2.4**

Deferred taxation	GROUP 2004 £M	GROUP 2003 £M	COMPANY 2004 £M	COMPANY 2003 £M
Amounts provided:				
Accelerated capital allowances	**14.1**	10.6	**2.1**	2.0
Tax losses	**(8.7)**	(8.4)	**–**	–
Goodwill	**5.9**	5.5	**–**	–
Other short term timing differences	**0.3**	1.4	**0.3**	0.4
	11.6	9.1	**2.4**	2.4

Deferred taxation	GROUP 2004 £M	GROUP 2003 £M	COMPANY 2004 £M	COMPANY 2003 £M
Amounts not provided:				
Rolled over capital gains	**0.5**	0.5	**–**	–
Tax losses	**(13.0)**	(14.8)	**–**	–
	(12.5)	(14.3)	**–**	–

The tax losses are recognised when recoverability is probable in the foreseeable future.

30 Reserves

	SHARE PREMIUM ACCOUNT £M	PROFIT AND LOSS ACCOUNT £M	TOTAL £M
GROUP			
At 1 April 2003	38.3	306.4	344.7
Retained loss for the year	–	(13.4)	(13.4)
Translation differences	–	(29.2)	(29.2)
Premium on new share capital subscribed	0.1	–	0.1
At 31 March 2004	**38.4**	**263.8**	**302.2**
COMPANY			
At 1 April 2003	38.3	198.0	236.3
Retained loss for the year	–	(23.6)	(23.6)
Premium on new share capital subscribed	0.1	–	0.1
At 31 March 2004	**38.4**	**174.4**	**212.8**

The cumulative amount of goodwill written off directly to consolidated profit and loss reserves in respect of subsidiaries that form part of the Group's continuing activities at 31 March 2004 is £42.8m (2003: £42.8m).

31 Reconciliations of movements in shareholders' funds

	GROUP 2004 £M	2003 £M	COMPANY 2004 £M	2003 £M
Profit for the year	**65.7**	60.3	**55.5**	54.0
Dividend	**(79.1)**	(73.9)	**(79.1)**	(73.9)
Retained loss for the year	**(13.4)**	(13.6)	**(23.6)**	(19.9)
Translation differences	**(29.2)**	(10.8)	**–**	–
New share capital subscribed	**0.1**	0.5	**0.1**	0.5
Net reduction in equity	**(42.5)**	(23.9)	**(23.5)**	(19.4)
Equity shareholders' funds at the beginning of the year	**388.2**	412.1	**279.8**	299.2
Equity shareholders' funds at the end of the year	**345.7**	388.2	**256.3**	279.8

32 Gross cash flows – Group

	2004 £M	2003 £M
Returns on investments and servicing of finance		
Interest received	**1.6**	2.0
Interest paid	**(2.9)**	(3.2)
Net cash outflow from returns on investments and servicing of finance	**(1.3)**	(1.2)
Capital expenditure and financial investment		
Purchase of intangible fixed assets	**(0.3)**	–
Purchase of tangible fixed assets*	**(23.2)**	(34.3)
Sales of tangible fixed assets	**4.2**	0.9
Receipt of capital grants	**0.1**	0.7
Net cash outflow for capital expenditure and financial investment	**(19.2)**	(32.7)

*Including capital accruals the purchase of fixed assets figure would be £22.8m (2003: £31.3m)

	2004 £M	2003 £M
Management of liquid resources		
Net increase in bank deposits	**(41.6)**	(5.1)
Net cash outflow from management of liquid resources	**(41.6)**	(5.1)
Financing		
Issue of ordinary share capital	**0.1**	0.5
New bank loans	**63.0**	17.1
Repayment of bank loans	**(21.0)**	(13.2)
Net cash inflow from financing	**42.1**	4.4

Five year record

YEAR ENDED 31 MARCH	**2004 £M**	2003 £M	2002 £M	2001 £M	2000 £M
Turnover					
RS/Allied	**759.3**	743.7	759.6	823.9	711.2
Pact	**–**	–	–	31.2	50.2
Group	**759.3**	743.7	759.6	855.1	761.4
Operating profit					
RS/Allied (including Groupwide process costs)	**108.3**	102.1	108.7	130.9	118.3
Pact	**–**	–	–	–	0.5
Operating profit – before amortisation of goodwill	**108.3**	102.1	108.7	130.9	118.8
Amortisation of goodwill	**(10.2)**	(11.3)	(12.0)	(11.6)	(8.0)
Exceptional loss on closure	**–**	–	–	(6.9)	–
Net interest payable	**(1.4)**	(1.2)	(3.2)	(6.8)	(3.5)
Profit before taxation	**96.7**	89.6	93.5	105.6	107.3
Profit before taxation and exceptional loss	**96.7**	89.6	93.5	112.5	107.3
Profit before taxation, exceptional loss and goodwill amortisation	**106.9**	100.9	105.5	124.1	115.3
Taxation	**(31.0)**	(29.3)	(30.6)	(34.6)	(33.4)
Profit after taxation	**65.7**	60.3	62.9	71.0	73.9
Dividends	**(79.1)**	(73.9)	(69.2)	(59.8)	(51.9)
Retained (loss) profit	**(13.4)**	(13.6)	(6.3)	11.2	22.0
Goodwill	**141.5**	176.6	208.5	219.7	205.7
Net debt	**(34.5)**	(46.9)	(53.0)	(75.5)	(95.8)
Other net assets	**238.7**	258.5	256.6	270.7	264.6
Net assets employed	**345.7**	388.2	412.1	414.9	374.5
Number of shares in issue (million)					
Weighted average (excludes own shares held)	**434.9**	434.8	434.1	433.1	431.4
Year end	**435.2**	435.2	435.0	434.2	433.5
Dividends per share	**18.2p**	17.0p	15.9p	13.8p	12.0p
Earnings per share (before amortisation of goodwill and exceptional loss)	**17.5p**	16.5p	17.3p	20.6p	19.0p
Profit before taxation, exceptional loss and goodwill amortisation on net assets	**30.9%**	26.0%	25.6%	29.9%	30.8%
Average number of employees	**4,973**	5,028	4,974	5,041	4,704
Share price at 31 March	**341.5p**	257.0p	478.0p	548.0p	636.0p
Net asset value per share	**79.4p**	89.2p	94.7p	95.6p	86.4p

Notes:

(i) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and (on a poll) vote instead of him. A proxy need not be a member of the Company. Appointment of a proxy will not preclude a member from attending or voting at the meeting if he/she subsequently wishes to do so.

(ii) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those shareholders registered in the Register of Members of the Company as at 6.00 pm on 14 July 2004 will be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant Register of Members after 6.00 pm on 14 July 2004 will be disregarded in determining the rights of any person to attend or vote at the Meeting.

(iii) A form of proxy is enclosed. To be effective, a proxy form and the authority (if any) under which it is signed or a notarially certified copy of such authority must be deposited at the offices of the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA by not later than 12 noon on Wednesday 14 July 2004.

(iv) CREST members (including CREST Personal Members) who wish to appoint one or more proxies by using the CREST electronic proxy appointment service may do so by having an appropriate CREST message transmitted.

For a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the Company's registrar (ID 7RA01) by not later than 12 noon on Wednesday 14 July 2004. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer's agent is able to retrieve the message. CREST members should note that normal system timings and limitations will apply for the input of CREST Proxy Instructions.

CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and systems timings, please refer to the CREST manual.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(v) The Register of Directors' Interests and copies of all Contracts of Service of the Directors are available for inspection during business hours at the registered office of the Company and will be available for inspection at the place of the Meeting from half an hour before the time of the Meeting until the conclusion of the Meeting.

(vi) Biographical details of the Directors who are proposed for re-election at the Annual General Meeting are set out on pages 22 and 23.

Registered office, advisers and financial calendar

Registered Office
Electrocomponents plc
International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom
Tel: (44) (0) 1865 204000
Fax: (44) (0) 1865 207400
Website: www.electrocomponents.com

Financial calendar

Announcement of results

The results of the Group are normally published at the following times.

Interim report for the six months to 30 September in early November.
Preliminary announcement for the year to 31 March in late May.
Report and Accounts for the year to 31 March in June.

Dividend payments

Current policy is to make dividend payments at the following times:
Interim dividend in January
Final dividend in July

2004 final dividend

Ex-dividend date	23 June
Record date	25 June
Annual General Meeting	16 July
Dividend paid	23 July



Advisers

Auditors
KPMG Audit Plc
PO Box 695, 8 Salisbury Square
London EC4Y 8BB

Bankers
HSBC Bank plc
8 Canada Square
London E14 5HQ

Merchant Bankers
Citigroup
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Registrars and transfer office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Solicitors
Norton Rose
Kempson House
Camomile Street
London EC3A 7AN

Stockbrokers
UBS
1 Finsbury Avenue
London EC2M 2PP

Shareholder Services

Shareview

A new website, www.shareview.co.uk, has been developed by Lloyds TSB Registrars, the Company's registrar, enabling shareholders to access shareholdings online. The website provides information useful to the management of investments together with an extensive schedule of frequently asked questions.

In order to view shareholdings the shareholder reference number is required which can be found at the top of share certificates or on the last dividend tax voucher.

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